UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2016

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

001-35139	27-1744232
(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip Code)

(404) 475-6599
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 2.02.  Results of Operations and Financial Condition

On October 27, 2016, State Bank Financial Corporation (“State Bank Financial”), the holding company for State Bank and Trust Company (the “Bank”), issued a press release announcing its unaudited financial results for the third quarter ended September 30, 2016 (the “Earnings Release”). A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

This Item 2.02 and the Earnings Release attached hereto as Exhibit 99.1, insofar as they discloses information regarding State Bank Financial’s results of operations or financial condition, and other than the portions thereof that relate solely to the proposed mergers between State Bank Financial and NBG Bancorp, Inc. and State Bank Financial and S Bankshares, Inc., shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of State Bank Financial under the Securities Act of 1933, as amended or the Exchange Act.

Item 7.01. Regulation FD Disclosure

A copy of the slide presentation that State Bank Financial will present during the earnings conference call starting at 11:00 AM eastern time on October 27, 2016 is attached to this Current Report on Form 8-K as Exhibit 99.2 (the “Slide Presentation”) . The Slide Presentation is also available on our website, www.statebt.com, under the “Investors” section.

This Item 7.01 and the Slide Presentation shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of State Bank Financial under the Securities Act of 1933, as amended or the Exchange Act.

Item 8.01. Other Events

Extension of Proposed Merger Agreements with NBG Bancorp, Inc. and S Bankshares, Inc.

State Bank Financial and each of NBG Bancorp, Inc. and S Bankshares, Inc. have determined additional time may be required to obtain regulatory approvals and to satisfy closing conditions necessary to complete the respective mergers. As a result, on October 26, 2016, State Bank Financial and each of NBG Bancorp and S Bankshares executed an amendment to their respective merger agreements extending the date that each merger agreement may be terminated from December 31, 2016 to March 31, 2017 with respect to NBG Bancorp and to February 28, 2017 with respect to S Bankshares. No other changes to the merger agreements were made. A copy of each amendment to the NBG Bancorp merger agreement and S Bankshares merger agreement attached hereto as Exhibits 99.3 and 99.4, respectively, to this Current Report on Form 8-K, and each amendment is incorporated herein by reference. The description of each amendment as set forth herein is qualified in its entirety by reference to the full text of each amendment.

    While we anticipate receiving regulatory approvals for both transactions by the end of 2016, these extensions will provide additional time for the parties to close the mergers if such regulatory approvals are not obtained until the first quarter of 2017. However, no assurance can be given as to when or if the necessary regulatory approvals will be received.

Earnings Release

The portions of the Earnings Release that relate solely to the proposed mergers between State Bank Financial and NBG Bancorp, Inc. and State Bank Financial and S Bankshares, Inc. are being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “anticipate,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements regarding our belief that we will receive regulatory approvals for our pending mergers with each of NBG Bancorp, Inc. and S Bankshares by the of 2016 or at all. Such forward-looking statements are subject to risks, uncertainties, and other factors, including our regulators ongoing review of our compliance systems and the successful completion of the historical review of certain transactions and accounts, as well as additional risks and uncertainties contained in the “Risk Factors” and forward-looking statements disclosure contained in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, any or all of which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Mergers and Where to Find It

Proposed Merger with NBG Bancorp, Inc.

In connection with the proposed merger transaction with NBG Bancorp, Inc., State Bank Financial has filed a registration statement on Form S-4 (Registration Statement No. 333-211445) that includes a proxy statement of NBG Bancorp, Inc. and a prospectus of State Bank Financial. The SEC declared the registration statement effective on June 15, 2016. A definitive proxy statement/prospectus dated June 15, 2016 was mailed on or about June 20, 2016 to the shareholders of NBG Bancorp, Inc. The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial, NBG Bancorp, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.
State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NBG Bancorp, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger are provided in the proxy statement/prospectus described above. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Proposed Merger with S Bankshares, Inc.
In connection with the proposed merger transaction with S Bankshares, Inc., State Bank Financial has filed a registration statement on Form S-4 (Registration Statement No. 333-213807) that includes a proxy statement of S Bankshares, Inc. and a prospectus of State Bank Financial. The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial, S Bankshares, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.
State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of S Bankshares, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger are provided in the proxy statement/prospectus described above. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Item 9.01.  Financial Statements and Exhibits

(d)           Exhibits

Exhibit No.	Exhibit
99.1	Earnings Press Release dated October 27, 2016
99.2	Slide Presentation dated October 27, 2016
99.3	First Amendment to Agreement and Plan of Merger between State Bank Financial Corporation and NBG Bancorp, Inc. dated October 26, 2016
99.4	Second Amendment to Agreement and Plan of Merger between State Bank Financial Corporation and S Bankshares, Inc. dated October 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE BANK FINANCIAL CORPORATION

Dated: October 27, 2016	By:	/s/ Sheila E. Ray
Sheila E. Ray
Chief Financial Officer